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October 1, 1997


COURIER

Mr. Dino G. Kasdagly
2910 Stonegate Court SouthWest
Rochester, MN 55902

Dear Dino:

As we discussed earlier today, I am pleased that the Board of Directors has unanimously voted to name you Sr. Vice President, Development and an Officer of the company. Needless to say, we are excited to have you become part of our team.

The Board has approved your starting base pay of $175,000 per year and options on 50,000 shares of Digi stock. Your options will be at the market price on the first day of employment and will vest over five years at a rate of 20% (10,000 shares) per year. You will also receive a $20,000 net one-time payment in January 1998.

Your position has an annualized incentive target of 60% of base salary earnings. Incentive payouts are based on a combination of corporate and personal performance. The corporate portion of this program is profit sharing in nature and requires a threshold level of corporate performance before any incentive payouts are made. Incentive payouts for part year participation will be handled on a pro rata basis.

Digi will provide you with a furnished apartment from the beginning of your employment through June 1998. We would expect you to relocate with your family to the Twin Cities area during the summer of 1998. Digi will cover relocation costs including house-hunting trips and expenses in accordance with our relocation policy.

In addition, Digi offers a comprehensive benefit program which includes Medical, Dental and Disability Insurance, Medical and Dependent Care Reimbursement Plan, 401(k) Saving Plan, Employee Stock Purchase Plan, and Paid Vacation. You will be eligible for participation in Digi's health insurance programs on the first day of the month following 30 days of employment with the company. You will be eligible for participation in the 401(k) savings plan and the Stock Purchase Plan on the first of January, April, July or October following 30 days of employment. As agreed, you will be entitled to four weeks of vacation.
Vacation accrual begins on the date of hire.



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DINO G. KASDAGLY
PAGE 2

This offer is conditioned upon Digi's determination that you are not subject to any agreement with any former employer or any other party that would prohibit you from working in the position of Sr. Vice President, Development. If at any time in the future the Company determines that you are subject to an agreement that, in Digi's sole discretion, would prohibit your employment by Digi, Digi may withdraw this offer of employment or terminate your employment with the Company.

You will be required to protect the proprietary and trade secret information of Digi International as well as that of any former employer. You will also be required to honor any specific agreements to which you may now be subject, with respect to such intellectual property. Additionally, you will be requested to sign the enclosed confidentiality and inventions agreement when you commence employment with Digi. Your signature on this acceptance letter indicates your agreement to these conditions of your employment.

Your start date is scheduled for October 23, 1997 unless otherwise agreed upon. Please inform me of your acceptance of this offer as soon as possible and acknowledge your acceptance by signing one of the enclosed copies and returning it to me.

Dino, I am very much looking forward to working with you at Digi. I believe Digi can offer you challenging career opportunities, and I know you will be a valuable contributor.

Greta and I look forward to meeting you and Tricia as soon as we can make it happen.

Sincerely,



Jerry A. Dusa
President & Chief Executive Officer

JAD/llh
enc.

OFFER ACCEPTED:



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DINO G. KASDAGLY                    DATE                        START DATE